CONSENT OF INDEPENDENT REGISTRERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Second Sight Medical Products, Inc. and Subsidiary

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated August 11, 2014, relating to the consolidated financial statements of Second Sight Medical Products, Inc. and Subsidiary (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficiency), and cash flows for each of the years in the two-year period ended December 31, 2013, which is contained in the Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ Gumbiner Savett Inc.

August 11, 2014

Santa Monica, California